EXHIBIT 99.1

Immediate Release: NR 11- 22

EXTORRE INCREASES GOLD-SILVER RESOURCES AT CERRO MORO

Indicated – 578,000 Oz. Gold + 38.8 Million Oz. Silver (1.35 M.Oz. Gold Equivalent*)
  Inferred – 528,000 Oz. Gold + 26.2 Million Oz. Silver (1.05 M.Oz. Gold Equivalent*)

Vancouver, B.C., November 3, 2011 – Extorre Gold Mines Limited (NYSE-AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to provide an updated National Instrument 43-101 compliant mineral resource estimate for its Cerro Moro Project, Santa Cruz Province, Argentina. The new estimate comprises:

Indicated Category: 1.35 million ounces gold equivalent* (2.42 million tonnes (“Mt”) at 7.4 g/t gold and 498 g/t silver, for a gold equivalent grade** of 17.4 g/t), plus

Inferred Category: 1.05 million ounces gold equivalent* (4.74 Mt at 3.5 g/t gold and 172 g/t silver, for a gold equivalent grade** of 6.9 g/t gold).

The new resource estimate is based on all drilling data available as of October 10, 2011 and includes maiden contributions from four new mineralized zones: Zoe, Martina, Carla, and Nini (click here for location plan). 76% (+1 million gold equivalent ounces*) of the new Indicated Resource is at a gold equivalent grade** above 30 g/t, a grade considered to be exceptional by industry standards. The silver content of the deposit remains high and accounts for approximately 55% by value of the Indicated Resource, based on a silver to gold ratio of 50:1.

Additional Inferred Resources of 1.05 M.oz gold equivalent* are reported from the Escondida, Loma Escondida, Zoe, Martina, Carla, Gabriela, Esperanza and Deborah veins.

Indicated Mineral Resource (utilising a 1.0 g/t gold equivalent** cut-off)

Zone	Metric Tonnes (t)	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade (g/t)**	Gold Ounces	Silver Ounces	Gold Equivalent Ounces*
Escondida	620,000	18.8	829.2	35.4	374,000	16,530,000	705,000
Loma Esc	44,000	18.4	919.5	36.8	26,000	1,297,000	52,000
Gabriela	1,642,000	1.5	226.1	6.0	79,000	11,936,000	318,000
Zoe	105,000	27.2	2,614.5	79.5	91,000	8,798,000	267,000
Carla	15,000	16.0	701.2	30.0	7,000	327,000	14,000
Total	2,425,000	7.4	498.8	17.4	578,000	38,888,000	1,356,000

Inferred Mineral Resources (utilising a 1.0 g/t gold equivalent** cut-off)

Zone	Metric Tonnes (t)	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade (g/t)**	Gold Ounces	Silver Ounces	Gold Equivalent Ounces*
Escondida	508,000	4.3	164.8	7.6	70,000	2,689,000	123,000
Loma Esc	13,000	9.7	595.4	21.6	4,000	256,000	9,000
Zoe	1,248,000	4.1	280.3	9.8	167,000	11,250,000	391,000
Martina	293,000	13.0	60.3	14.2	123,000	568,000	134,000
Carla	2,000	9.5	390.4	17.3	1,000	29,000	1,000
Gabriela	331,000	1.3	219.7	5.7	14,000	2,336,000	61,000
Esperanza-Nini	1,773,000	1.8	144.3	4.7	105,000	8,226,000	270,000
Deborah	578,000	2.4	48.1	3.4	45,000	894,000	62,000
Total	4,747,000	3.5	172.0	6.9	528,000	26,249,000	1,053,000

This resource estimate has increased the previous estimate for the Indicated and Inferred resource categories by 46% and 166% respectively in 8 months. This very rapid increase is in large part due to the Zoe discovery which contributed 61% of the new gold equivalent ounces*. Of particular note is the inclusion of 267,000 gold equivalent ounces* of extremely high grade mineralisation (79 g/t gold equivalent**) from the central portion of the Zoe deposit (Indicated resource category). As is the case for the majority of the veins included in this resource, considerable potential for additional mineralisation remains at Zoe both along strike and at depth.

New drilling on the Esperanza zone discovered the Nini extension, providing approximately 200,000 additional gold equivalent ounces* to the Inferred resource category. Approximately 70% of this +3.4 kilometre long mineralized structure has been tested to an average vertical depth of only 170 m. The remaining 30% has been drilled to an average depth of less than 70 m vertically. This compares to a current maximum vertical depth of 360 m at Zoe.

The upside potential of the Nini-Esperanza zone is not unique, as multiple structures having a similar strike length remain either undrilled or only tested to shallow depths.

The new resources will form the basis of an updated mining and economic study for the project (“PEA-3”) scheduled for release during Q1-2012. Potential for a mine development at a larger scale (1,000-1500 tonnes per day) will be evaluated. PEA-3 will be at a confidence level sufficient for the Board to make a financing and mine development decision.

* Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces.

** Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

Exploration Continues
Six drill rigs have been operating continuously at Cerro Moro. This month the Company will reduce to four rigs, with three rigs continuing to delineate the Zoe deposit and potential extensions. The Zoe structure has been tested for 2.2 kilometres of strike with significant mineralisation delineated over a 1.1 kilometre long zone. Low grade shallow holes will be followed up with deeper holes to test for high grade mineralized zones in the interval 150-250 metres below surface.

Much of a potential 4 kilometre long easterly strike length of the Zoe structure is covered by a veneer of younger (post mineralisation) volcanic rocks that have no geochemical signature. Detailed geophysical surveys (ground magnetic and CSAMT) are being completed in this area to trace mineralized zones under cover.

Resource Estimate Authorship and Methodology
The October 2011 resource estimate of the Cerro Moro Project undertaken by Cube Consulting (“Cube”) follows a previous estimate announced on August 4, 2011. The mineral resource estimates were prepared by Mr. Ted Coupland, MAusIMM(CP), Director and Principal Geostatistician of Cube. The mineral resource estimates have been classified and reported in accordance with the CIM guidelines (CIM 2005) and National Instrument NI 43-101, Standards of Disclosure for Mineral Projects.  Mr. Ted Coupland is ‘independent’ and a ‘qualified person’ as defined by NI 43-101.

Updated mineral resource estimates were compiled for the Gabriela and Esperanza prospects and maiden mineral resource estimates were compiled for the Zoe, Martina, Carla and Nini prospects. There has been no change to the existing Escondida, Loma Escondida and Deborah mineral resources.

All drilling data available as of October 10,, 2011 was used for the resource estimation. Additional drilling data received subsequent from this date including geological logging and core photography was used to validate the geological interpretations where possible.

A summary of drilling data for each prospect is as follows:

Escondida (incl. Martina)	631 drill holes for 94,115m (Extorre 94,010m, Mincorp 105m)
Zoe (Incl. Zoe East)	151 drill holes for 37,562m (Extorre 37,562m)
Loma Escondida	69 drill holes for 4,563m (Extorre 4,439m, Mincorp 124m)
Carla	41 drill holes for 3,808m (Extorre 3,808m)
Gabriela	155 drill holes for 23,741m (Extorre 23,741m)
Nini	25 drill holes for 2,094m (Extorre 1,946m, Mincorp 148m)
Esperanza	81 drill holes for 9,682m (Extorre 9,494m, Mincorp 188m)
Deborah	24 drill holes for 1,466m (Extorre 1,364m, Mincorp 102m)

The previous Escondida and Loma Escondida resource estimates were based predominantly on Extorre diamond drilling and a small number of selected reverse circulation drill holes and surface trench sampling. The Gabriela, Nini-Esperanza, Carla and Deborah estimates were based on a mixture of Extorre diamond drilling and reverse circulation drill holes. The Martina and Zoe estimates were based predominantly on Extorre diamond drilling and selected surface trench sampling. A small number of Mincorp diamond drill holes and older surface trench sampling were used within Inferred areas of the resource estimate.

Extorre and Cube worked collaboratively on producing a set of 3D geological wireframe models defining the key mineralized components of each prospect. In most cases a clear distinction between a main epithermal quartz vein structure and surrounding stockwork mineralisation could be determined based on detailed geological logging and core photography. The resulting 3D mineralisation model reflects an in-situ geological model whereby no cut-off grade or minimum mining width criteria has been applied.

The epithermal vein structures at Cerro Moro are relatively narrow sub-vertical structures with horizontal widths typically ranging between 0.1 m and 5 m (Averages: Escondida 1.4 m, Loma Escondida 0.7 m, Martina 1.0 m, Zoe 1.8 m, Carla 1.5 m, Gabriela 1.7 m, Nini-Esperanza 1.8 m and Deborah 4.6 m). It is likely that the full width of the epithermal vein structure will be mined by either open pit or underground methods with little or no selectivity across the structure.

Cube has adopted a 2D metal accumulation approach to the estimation of all epithermal vein structures at Cerro Moro. Samples within the epithermal vein zones are assigned a unique code that is used to generate a single composite across the vein structure. The geological composites are projected onto a vertical 2D plane approximately parallel with the vein structure.

The mid-point of each geological composite is assigned the horizontal width of the vein structure and used to compute a ‘metal accumulation’ variable. The accumulation a(x) is defined as the product of thickness t(x) and grade z(x): a(x) = t(x) . z(x)

Exploratory data analysis was undertaken on raw samples, geological composites and accumulation variables to determine appropriate capping of grade outliers. Variography was used to characterise the spatial continuity of the horizontal width and accumulation variables within the plane of the vein structure and to determine appropriate estimation inputs to the interpolation process.

Block grade estimates of gold and silver for all vein structures were achieved using 2D Ordinary Kriging (“OK”) of the accumulation and horizontal width variables into 10 m x 10 m parent blocks. An estimation of this type is based on the interpolation of two variables, the accumulation a(x) and the thickness t(x). Final block grade is calculated by dividing the estimated accumulation by the estimated thickness.  Many of the Cerro Moro vein structures (Escondida, Loma Escondida, Martina, Zoe, Carla and Nini-Esperanza) are characterised by distinct shoot-like ‘bonanza’ zones within the plane of the main epithermal vein structure effectively creating two mineralisation styles:

•
Main Zone (“MZ”) – continuous material characterised by classic epithermal vein textures including crustiform/colloform chalky white quartz-adularia sulphide banded and brecciated veining typically grading 0.5 to 8 g/t gold;

•
Bonanza Zone (“BZ”) – semi-continuous identifiable zones within the MZ.  Characterised by brecciated quartz-adularia sulphide banded vein ‘ginguro’ material typically grading 8 to 200 g/t gold. Associated with this ‘bonanza’ zone are gold grades averaging around ten times higher than the surrounding MZ.

The ‘bonanza’ zones appear to have sharp boundaries requiring separate domaining to avoid the over-smoothing properties of OK. Cube adopted an Indicator Simulation (Sequential Indicator Simulation) approach to objectively define BZ and MZ domains for Escondida, Loma Escondida, Martina, Zoe, Carla and Nini-Esperanza. Exploratory data analysis showed that the grade tenor of the BZ domains is somewhat prospect dependent with gold grade indicators of 8-15 g/t gold typically resulting in excellent definition of the BZ shoots. The MZ domain for these prospects was further split into a low grade and moderate grade domain using gold grade indicators of 1-2 g/t gold. No BZ-MZ domaining was required for the Gabriela and Deborah prospects.

All 2D models were subsequently re-located into 3D block models. Stockwork domains were estimated for Escondida and Gabriela. The stockwork mineralisation surrounding the main epithermal vein zones was estimated using traditional 3D OK of 1 m downhole composites.

All estimates were visually and statistically validated and compared to a variety of alternative estimation methods resulting in acceptable comparisons.

Densities have been directly assigned to each model based on geological characteristics on a prospect by prospect basis. Significant density testwork has been carried out for the various rock types and prospects.  Density values for the Cerro Moro epithermal vein structures typically vary between 2.51 and 2.65 g/cm3.

Cube has classified a substantial proportion of the Cerro Moro mineral resources as “Indicated” where drill spacing is sufficient to demonstrate acceptable confidence in the geometry, continuity and grade of the mineralised zones. Surrounding areas have been classified as Inferred where drill spacing is wider or where unresolved geological complexity exists. Inferred resources at Cerro Moro have an appropriate level of drilling information to support classification into the Inferred category.

Cube is currently finalising a NI 43-101 compliant technical report, which will be available on SEDAR at www.sedar.com shortly.

Competent Persons Statement
Information in this report relating to Mineral Resources has been estimated and compiled by Mr. Ted Coupland, Director and Principal Geostatistician of Cube Consulting Pty Ltd of Perth, Western Australia. Ted Coupland is a Corporate Member of The Australasian Institute of Mining and Metallurgy (AusIMM) and is a holder of AusIMM Chartered Professional (CP) accreditation in the discipline of Geology. Ted Coupland has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a “Qualified Person” as defined in “National Instrument 43-101” of the Canadian Securities Administrators.

Update on Argentine Repatriation Decree
Extorre management continues to analyze the effects of the recently announced Argentine foreign currency transfer regulations. As indicated in the Company’s news release 11-21 of October 26, 2011, the changes do not impact the Company’s current exploration and development activities in Argentina, nor are they expected to have a material impact on any future commercial operations. At present, the decree will result in limited additional costs associated with the Argentinean exchange currency market and, subject to further tax planning review, the application of a 0.6% tax on financial transactions that need to be repatriated to Argentina and to later be transferred outside the country. The effect of the decree and the consequential regulations will be factored into revised economic studies going forward, however management does not currently foresee a material change on the investment outlook for Cerro Moro.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The assets of the Company comprise CDN $32 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential mine development at Cerro Moro. The study was based on the interim (April, 2011) NI 43-101 compliant mineral resource estimate which does not include any resources from the Zoe discovery, as it was still being drilled at that time. In PEA-2 production is based on an 8.25 year, 1,000 tonnes per day mining and processing operation to produce a total of 494,700 ounces of gold and 26.6 million ounces of silver. The proposed mine would produce an average of 206,300 ounces gold equivalent* per year for the first 3 years at a cash cost of US $236/ounce gold equivalent*.

Click here for a link to the National Instrument 43-101 compliant report.

The foregoing updated resource statement will lead to a revised economic assessment and a revision to the Environmental Impact Assessment approval received on May 17, 2011.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512  Fax: 604.688.9532
Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s

Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com . Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralisation in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralisation that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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